September 16, 2011

Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Xcel Energy Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2011
File No. 001-03034

Dear Mr. Allegretto:

Reference is made to your letter to Mr. David M. Sparby, dated September 8, 2011, in which you transmitted comments of the Staff of the Division of Corporation Finance with respect to the above filings (the “Staff Comment Letter”).  This letter is submitted on behalf of Xcel Energy Inc. (“Xcel Energy” or the “Company”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comment in italics in this letter, and our response follows immediately.

Definitive Proxy Statement on Schedule 14A

Proxy Card

1.
We note that Proposal 6 on the proxy card asks shareholders “to hold an advisory vote on executive compensation.” In future filings, please revise the proxy card to clarify that shareholders are voting for, against or abstaining from voting on the approval of executive compensation and not “to hold” an advisory vote on executive compensation.

Response:

In future filings where there is a shareholder advisory vote on executive compensation, Xcel Energy will revise the proposal on the proxy card to read substantially as follows:

“Company proposal to approve, on an advisory basis, our executive compensation.”

We will make a corresponding change to the wording on the proxy card for any future filing where there is a shareholder advisory vote on the frequency of the advisory vote on executive compensation.

In connection with the above response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (612) 215-4580.

Very truly yours,

/s/ Michael C. Connelly
Michael C. Connelly
Vice President and General Counsel